UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2016
Commission File Number 001-35401
CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)
PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)
Republic of Peru
 (Jurisdiction of incorporation or organization)
Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: March 30, 2016

Lima, March 30, 2016
GL-021/2016

In accordance with the provisions of Article 28 of the Consolidated Text of the Securities Market Act and Resolution SMV 005-2014.SMV / 01, we adhere to inform as Important Event the following:

The Trade Union of Workers of Cementos Pacasmayo SAA has convened a 48-hour strike that began yesterday at the premises of the Cementos Pacasmayo SAA plant, located in the city of Pacasmayo, and was partially observed by a limited group of workers without affecting the normal development of production activities.

Sincerely,

p. CEMENTOS PACASMAYO S.A.A.

Carlos Molinelli Mateo
Representante Bursátil